SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D*

(Rule 13d-101)

Under the Securities Exchange Act of 1934

VISIONCHINA MEDIA INC.

(Name of Issuer)

Common Shares, par value US$0.0001 per share

(Title of Class of Securities)

92833U921**

(CUSIP NUMBER)

Grace A. Ames	Thomas Tsao
Oak Management Corporation	Gobi Partners, Inc.
901 Main Avenue Suite 600	Building 7, Zhangjiang Innovation Park, 399 Keyuan Road
Norwalk, Connecticut 06851	Shanghai 201203 P.R.C.
(203) 226-8346	+86-21-5292-9729

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X]

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share. No CUSIP has been assigned to the Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92833U921            13D                                                  Page 2 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gobi Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	7	SOLE VOTING POWER 1,164,739
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1, 164,739
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1, 164,739
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92833U921            13D                                                  Page 3 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gobi Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	7	SOLE VOTING POWER 686,438
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 686,438
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92833U921            13D                                                  Page 4 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gobi Partners, Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER 262,317
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 1,851,177
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 262,317
	10	SHARED DISPOSITIVE POWER 1,851,177
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,113,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No. 92833U921            13D                                                  Page 5 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oak Investment Partners XII, Limited Partnership 20-4960838
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 5,514,918
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 5,514,918
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92833U921            13D                                                  Page 6 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oak Associates XII, LLC 20-4961045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,514,918
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,514,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 92833U921            13D                                                  Page 7 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oak Management Corporation 06-0990851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,514,918
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,514,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92833U921            13D                                                  Page 8 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bandel L. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,514,918
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,514,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92833U921            13D                                                  Page 9 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerald R. Gallagher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,514,918
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,514,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92833U921            13D                                                  Page 10 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward F. Glassmeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,514,918
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,514,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92833U921            13D                                                  Page 11 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fredric W. Harman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,514,918
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,514,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92833U921            13D                                                  Page 12 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ann H. Lamont
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,514,918
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,514,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92833U921            13D                                                  Page 13 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grace A. Ames
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,514,918
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,514,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92833U921            13D                                                  Page 14 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Iftikar A. Ahmed
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,514,918
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,514,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92833U921            13D                                                  Page 15 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warren B. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,514,918
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,514,918
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

This Schedule 13D is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of the Reporting Persons (as defined in Item 2 below) relating to Common Shares  (as defined in Item 1 below) of VisionChina Media Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”). Oak Reporting Persons (as defined in Item 2 below) previously filed a Schedule 13G with the Commission on February 14, 2011 relating to Common Shares of the Issuer held by Oak Reporting Persons.

Item 1.

Security and Issuer

Securities acquired: common shares, par value US$0.0001 per share (the “Common Shares”).  Please note that CUSIP No. 92833U921 applies to the American Depository Shares, evidenced by American Depository Receipts, each representing one Common Share.  No CUSIP has been assigned to the Common Shares.

Name of Issuer: VisionChina Media Inc.

Address of Issuer’s principal executive offices:

1/F Block No. 7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People’s Republic of China

Item 2.

Identity and Background

This statement is filed by: (a) Gobi Fund, Inc., a Cayman Islands corporation (“Gobi Fund”), (b) Gobi Fund II, L.P., a Cayman Islands limited partnership  (“Gobi Fund II”), and (c) Gobi Partners, Inc., a British Virgin Islands corporation  (“Gobi Partners”), which serves as the investment manager of Gobi Fund and Gobi Fund II, (collectively, with Gobi Fund and Gobi Fund II, the “Gobi Reporting Persons”), (d) Oak Investment Partners XII, Limited Partnership, a Delaware limited partnership (“Oak Investment”), (e) Oak Associates XII, LLC, a Delaware limited liability company (“Oak Associates”), (f) Oak Management Corporation, a Delaware corporation (“Oak Management”), (g) Bandel L. Carano, (h) Gerald R. Gallagher, (i) Edward F. Glassmeyer, (j) Fredric W. Harman, (k) Ann H. Lamont, (l) Grace A. Ames, (m) Iftikar A. Ahmed and (n) Warren B. Riley (the persons listed in sub-clauses (d)–(n), each a principal of Oak Management and collectively, the “Oak Reporting Persons,” and collectively with Gobi Reporting Persons, the “Reporting Persons.”)

Each of Gobi Fund and Gobi Fund II is a collective investment vehicle.  Gobi Partners is primarily engaged in the business of acting as the investment manager of Gobi Fund and Gobi Fund II.  The principals of Gobi Partners are Thomas Tsao, Wai Kit Lau, and Lawrence Tse (collectively, the “Gobi Principals”). The principal occupations of each of Gobi Principals are investment management and acting as principals of Gobi Partners.

Oak Investment is a collective investment vehicle.  Oak Associates is the general partner of Oak Investment.  Oak Management is the manager of Oak Investment.  Messrs. Carano, Gallagher, Glassmeyer, Harman, Ahmed and Riley and Mss. Lamont and Ames are the managing members of the general partner of Oak Investment.

Each of the Gobi Reporting Persons has its principal business office and receives its mail at:

c/o Gobi Partners, Inc.

Building 7, Zhangjiang Innovation Park

399 Keyuan Road

Shanghai 201203 P.R.C.

Each of the Oak Reporting Persons has its principal business office and receives its mail at:

c/o Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, Connecticut  06851

Mr. Tsao is a citizen of the United States and each of Messrs. Lau and Tse are citizens of the United Kingdom.  Each of Messrs. Carano, Gallagher, Glassmeyer, Harman, Ahmed and Riley and Mss. Lamont and Ames is a citizen of the United States.

None of the Reporting Persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds

The Gobi Reporting Persons received their Common Shares as partial consideration for their 5,759,402 aggregate Preference C shares of Digital Media Group Company Limited, a company organized under the laws of the British Virgin Islands (“DMG”), pursuant to the Merger Agreement described below.  Such shares of DMG were originally purchased with the working capital of Gobi Fund, Gobi Fund II and Gobi Partners.  Common Shares held by Gobi Reporting Persons are not held in a margin account.

The Oak Reporting Persons received their Common Shares as partial consideration for their 14,957,113 aggregate Preference C shares of DMG, pursuant to the Merger Agreement.  Such shares of DMG were originally purchased with the working capital of Oak Investment.  Common Shares held by Oak Reporting Persons are not held in a margin account.

On November 16, 2009, a certain Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), was entered into by and among the Issuer, Vision Best Limited, a company organized under the laws of the British Virgin Islands (“Vision Best”), Digital Value Holdings Limited, a company organized under the law of the British Virgin Islands (“Digital Value”), DMG, and Shareholder Representative Services LLC, a Colorado limited liability company (the “Shareholder Representative”), as representative of shareholders including, without limitation, the Reporting Persons.

Pursuant to the Merger Agreement, shares of DMG stock previously held by the Reporting Persons were converted into Common Shares.

Item 4.

Purpose of the Transaction

Gobi Reporting Persons and Oak Reporting Persons originally acquired Common Shares pursuant to the Merger Agreement for investment purposes.  The Issuer, however, breached the Merger Agreement by reneging on its obligation to make the first of two $30 million deferred cash payments.   After unsuccessful attempts to engage the management and/or the Board of the Directors of the Issuer (the “Board”), the Gobi Reporting Persons and Oak Reporting Persons submitted a letter to the Board (the “Letter”) on November 15, 2011.

The Letter explains recent rulings by the New York State Supreme Court (the “Supreme Court”) dismissing the Issuer’s fraud charges against the Reporting Persons and the Supreme Court’s grant of the Reporting Persons’ motion to attach the Issuer’s assets to satisfy those payments.  In addition, the Reporting Persons requested that the Board replace Chairman Li due to the Reporting Persons’ belief that Chairman Li is ineffective in managing the Issuer.  The Letter, which is attached hereto as Exhibit 99.4, is hereby incorporated by reference and the description herein is qualified by the language therein.

In connection with the Letter and the filing of this Schedule 13D, Gobi Reporting Persons and Oak Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Shares or securities convertible into or exercisable for Common Shares other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, governance, management, strategy and future plans of the Issuer, and may take actions as they deem appropriate in the future either individually or jointly.

Item 5.

Interest in Securities of the Issuer

The percentages herein are calculated based on 84,047,287 Common Shares of the Issuer outstanding as of December 31, 2010, as provided by the Issuer on its Form 20-F, filed with the Commission on June 30, 2011.

(a)

Gobi Fund is the beneficial owner of 1,164,739 Common Shares it beneficially holds, which represents 1.4% of the Issuer’s outstanding Common Shares.

Gobi Fund II is the beneficial owner of 686,438 Common Shares it beneficially holds, which represents 0.8% of the Issuer’s outstanding Common Shares.

Gobi Partners is the beneficial owner of (i) 262,317 Common Shares it beneficially holds, which represents 0.3% of the Issuer’s outstanding Common Shares, (ii) 1,164,739 Common Shares held by Gobi Fund, and (iii) 686,438 Common held by Gobi Fund II (together, (i), (ii) and (iii), an aggregate total of 2,113,494 Common Shares, comprising 2.5% of the Issuer’s outstanding Common Shares).

In addition to the Common Shares described above, an aggregate of 217,449 Common Shares are held in escrow per instruction of the Issuer pursuant to an Escrow Agreement contemplated by the Merger Agreement and such Common Shares have not been released to Gobi Reporting Persons.

Oak Investment is the beneficial owner of 5,514,918 Common Shares, which represents 6.6% of the Issuer’s outstanding Common Shares.  Oak Associates, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Grace A. Ames, Iftikar A. Ahmed and Warren B. Riley are each the beneficial owners of the 5,514,918 Common Shares held by Oak Investment, which represents 6.6% of the Issuer’s outstanding Common Shares.

In addition to the 5,514,918 Common Shares held by Oak Investment, an aggregate of 612,768 Common Shares are held in escrow per instruction of the Issuer pursuant to an Escrow Agreement contemplated by the Merger Agreement and such Common Shares have not been released to Oak Investment.

If the Reporting Persons were deemed to constitute a “group” under Section 13(d), the group would own 7,628,412 Common Shares or 9.1% of the Issuer’s outstanding Common Shares.

(b)

Gobi Fund has the sole power to vote and dispose of the 1,164,739 Common Shares it holds.

Gobi Fund II has the sole power to vote and dispose of 686,438 Common Shares it holds.

Gobi Partners has the sole power to vote and dispose of 262,317 Common Shares it holds.  Gobi Partners, as the investment manager of Gobi Fund, has the shared power to vote and dispose of the 1,164,739 Common Shares held by Gobi Fund. Gobi Partners, as the investment manager of Gobi Fund II, has the shared power to vote and dispose of the 686,438 Common Shares held by Gobi Fund II.

Oak Investment has the sole power to vote and dispose of 5,514,918 Common Shares it holds.

Oak Associates, as the general partner of Oak Investment, Oak Management, as the manager of Oak Investment, and Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Grace A. Ames, Iftikar A. Ahmed and Warren B. Riley, each as a managing member of the general partner of Oak Investment, has the shared power to vote and dispose of 5,514,918 Common Shares held by Oak Investment.

(c)

The Reporting Persons had no transactions in the Common Shares during the past sixty (60) days.

(d)

Not Applicable.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement

As described in Item 3 above, the Issuer, Vision Best, Digital Value, DMG, and the Shareholder Representative (as representative of DMG shareholders) entered into a certain Merger Agreement on November 16, 2009, pursuant to which DMG was acquired by the Issuer on January 2, 2010.  The total consideration that the DMG shareholders are entitled to receive for such merger is US$160,000,000, consisting of: (i) at the closing (January 2, 2010), US$40,000,000 in cash and 8,476,013 Common Shares (such Common Shares, the “Initial Share Consideration”) (representing US$60,000,000 divided by US$7.0788, the average of the closing sales prices of the Issuer’s ADS) (together, the “Initial Consideration”), (ii) on the first anniversary of the closing (January 2, 2011), US$20,000,000 in cash and at the election of DMG shareholders, an additional US$10,000,000 in either Common Shares (“First Deferred Share Consideration”) or cash (together with US$20,000,000 in cash under this clause (ii), the “First Deferred Consideration”), and (iii) on the second anniversary of the closing (January 2, 2012), US$20,000,000 in cash and at the election of DMG shareholders, an additional US$10,000,000 in either Common Shares (“Second Deferred Share Consideration”) or cash (together with US$20,000,000 in cash under this clause (iii), the “Second Deferred Consideration”).  The Reporting Persons have received the Initial Consideration, a portion of which is held in escrow and the release of which is subject to litigation among the Investors, the Shareholder Representative and the Issuer.  The Issuer has failed to pay the First Deferred Consideration and the Second Deferred Consideration, which the DMG shareholders have elected to receive in cash.  The Investors and the Shareholder Representative have filed a lawsuit against the Issuer to enforce such payments.

Shareholders Agreements

Each of Gobi Fund, Gobi Fund II, Gobi Partners, and Oak Investment (together, the “Investors,” and each, an “Investor”) has entered into a Shareholder Agreement (together, the “Shareholders Agreements,” and each, a “Shareholder Agreement”) with the Issuer on November 16, 2009.

The Shareholder Agreements define the “First Restricted Period” as the period prior to January 2, 2011, the “Second Restricted Period” as the period beginning on January 2, 2011 and ending three months thereafter, and the “Third Restricted Period” as the period beginning on January 2, 2012 and ending three months thereafter.  The First Restricted Period, the Second Restricted Period, and the Third Restricted Period are collectively known as the “Restricted Period.”

Pursuant to the Shareholders Agreements, without the prior written consent of the Issuer, each Investor agreed not to, (a) during the First Restricted Period, transfer any of its Common

Shares constituting the Initial Share Consideration received by an Investor or beneficially owned by such Investor, (b) during the Second Restricted Period, transfer any of its Common Shares constituting the First Deferred Share Consideration received by an Investor or beneficially owned by such Investor, and (c) during the Third Restricted Period, transfer any of its Common Shares constituting the Second Deferred Share Consideration received by an Investor or beneficially owned by such Investor; provided, however, that after July 2, 2010, the transfer restriction in this paragraph shall not apply to any transfers of an Investor’s Common Shares pursuant to the exercise of such Investor’s “Piggyback Registrations” Rights (as defined below under the Registration Rights Agreement) to a registration of the Issuer’s Common Shares or American Depositary shares (“ADSs”) effected by the Issuer for its own account.

In addition, during the Restricted Period, each Investor agreed not to commence, make, engage in, encourage, facilitate, or in any way participate in, any proxy solicitation contrary to the management of the Issuer (including by written consent), or agree or announce its intention to vote with any person engaging in any such proxy solicitation, or seek to influence, advise, encourage, or direct the vote of any person with respect to the voting of any of such Investor’s Common Shares in support of any such proxy solicitation.

Despite the expiration of the First Restricted Period and the demands of the Investors, Issuer has refused to remove the restrictive legend printed on the certificates representing the Common Shares held by the Investors and to cooperate with the Investors’ exercise of their rights to have the Common Shares held by the Investors registered as ADSs tradeable on NASDAQ.  As a result, the Investors currently hold Common Shares that cannot be sold or traded.  The Investors and the Shareholder Representative are pursuing a claim against the Issuer to have the restricted legends removed from the certificates representing their Common Shares.

Registration Rights Agreement

Demand Registrations

The Investors and the Issuer have entered into a certain Registration Rights Agreement on November 16, 2009 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file with the Commission a Registration Statement on Form F-3 pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) covering the resale of the Investors’ Common Shares and any other shares of capital stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to or in exchange for or in replacement of such Common Shares (“Registrable Securities”) equal to (i) the aggregate number of Common Shares issued on January 2, 2010 under the Merger Agreement and (ii) the number of shares of Registrable Securities that would be issuable following January 2, 2010 under the Merger Agreement if the Investors elect to receive the First Deferred Share Consideration and the Second Deferred Share Consideration under the Merger Agreement. In the event that Form F-3 is not available for the registration of the resale of Registrable Securities, the Issuer shall (x) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Required Holders and (y) undertake to register the Registrable Securities on Form F-3 as soon as such form is available, provided that the Issuer shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 covering the Registrable Securities has been declared effective by the Commission or is no longer required to be maintained effective.

Piggyback Registrations

Also pursuant to the Registration Rights Agreement, subject to underwriting requirements and the Shareholder Agreements, if the Issuer proposes to register (excluding for this purpose a registration effected by the Issuer solely for shareholders other than the Investors) any of its Common Shares or ADSs on a Registration Statement in connection with the public offering of such ordinary shares or ADSs, the Issuer shall promptly give each Investor written notice of such registration and, upon the written request of any Investor given within ten days after delivery of such notice, the Issuer shall use its commercially reasonable efforts to include in such registration any Registrable Securities thereby requested by such Investor.  If an Investor decides not to include all or any of its Registrable Securities in such registration by the Issuer, such Investor shall continue to have the right to include any Registrable Securities in any subsequent Registration Statement or Registration Statements as may be filed by the Issuer with respect to offerings of its ordinary shares or ADSs.

         Item 7.

Material to be Filed as Exhibits

Exhibit 99.1.

Joint Filing Agreement dated November 15, 2011, among the Reporting Persons.

Exhibit 99.2.

Power of Attorney – Gobi Reporting Persons.

Exhibit 99.3.

Power of Attorney – Oak Reporting Persons.

Exhibit 99.4.

Letter to the Board of the Directors of the Issuer, dated November 15, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 18, 2011

Gobi Entities:

Gobi Fund, Inc.

Gobi Fund II, L.P.

Gobi Partners, Inc.

By:

/s/ Thomas Tsao

Thomas Tsao as General Partner or as attorney-in-fact for the above-listed Gobi Entities

Oak Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

/s/ Ann H. Lamont

Ann H. Lamont, as

General Partner or Managing Member or as attorney-in-fact for the above-listed Oak Entities

Oak Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

{

Grace A. Ames

Iftikar A. Ahmed

Warren B. Riley

By:

/s/ Ann H. Lamont

Ann H. Lamont, individually and as attorney-in-fact for the above-listed Oak Individuals.

{

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement of Beneficial Ownership on Schedule 13D (including any and all amendments thereto) with respect to the Common Shares, par value US$0.0001 per share (“Common Shares”), of VisionChina Media Inc. (the “Issuer”), and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is severally responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.  Each of the undersigned certifies on the date hereof that, after reasonable inquiry and to the best of such undersigned’s knowledge, the information concerning such party contained in such Statement on Schedule 13D is true, complete and correct.

Each of the Gobi Entities, on the one hand, and the Oak Entities and Oak Individuals, on the other hand disclaims beneficial ownership of any Common Shares or securities convertible into or exercisable for Common Shares other than any shares or other securities reported in such Statement on Schedule 13D as being directly owned by such party, as the case may be.

The relationship of the parties hereto shall be limited to the matters set forth herein.  Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.

Nothing herein shall be deemed to constitute an agreement to vote any Common Shares in any particular manner or to be deemed to limit or restrict any party’s right to acquire, dispose of or hold securities of the Issuer, all of which rights are retained by the applicable direct holder as deems appropriate, in such party’s sole discretion.

At any time, any of the undersigned may terminate its, his or her agreement hereunder to the joint filing on its, his or her behalf of such Statement on Schedule 13D (and any amendment thereto) by providing to the other parties written notice of such termination (which may be given by email).

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 15, 2011.

Gobi Entities:

Gobi Fund, Inc.

Gobi Fund II, L.P.

Gobi Partners, Inc.

By:

/s/ Thomas Tsao

Thomas Tsao as General Partner or as attorney-in-fact for the above-listed Gobi Entities

Oak Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

/s/ Ann H. Lamont

Ann H. Lamont, as

General Partner or Managing Member or as attorney-in-fact for the above-listed Oak Entities

Oak Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Grace A. Ames

Iftikar A. Ahmed

Warren B. Riley

By:

/s/ Ann H. Lamont

Ann H. Lamont, individually and as attorney-in-fact for the above-listed Oak Individuals.

EXHIBIT 99.2

Gobi Reporting Persons

Power of Attorney

The undersigned hereby make, constitute and appoint Thomas Tsao, with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), a statement on Schedule 13G and/or 13D with respect to the securities of VISIONCHINA MEDIA INC., and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including a Joint Filing Agreement) that the attorneys-in-fact (or either of them) deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

Dated November 15, 2011

Gobi Fund, Inc. By: Gobi Partners, Inc., its management company By: /s/ Thomas Tsao Name: Thomas Tsao Title: Member	Gobi Fund II, L.P. By: Gobi Partners, Inc., its general partner By: /s/ Thomas Tsao Name: Thomas Tsao Title: Member
Gobi Partners, Inc. By: /s/ Thomas Tsao Name: Thomas Tsao Title: Member

EXHIBIT 99.3

Oak Reporting Persons

Power of Attorney

The undersigned hereby make, constitute and appoint each of Edward F. Glassmeyer and Ann H. Lamont, acting jointly or individually, with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), a statement on Schedule 13G and/or 13D with respect to the securities of VISIONCHINA MEDIA INC., and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including a Joint Filing Agreement) that the attorneys-in-fact (or either of them) deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

Dated: February 11, 2011

Oak Investment Partners XII, Limited Partnership By: Oak Associates XII, LLC, its general partner By: /s/Edward F. Glassmeyer Name: Edward F. Glassmeyer Title: Managing Member	Oak Associates XII, LLC By: /s/Edward F. Glassmeyer Name: Edward F. Glassmeyer Title: Managing Member
Oak Management Corporation By: /s/Edward F. Glassmeyer Name: Edward F. Glassmeyer Title: President
/s/Bandel L. Carano Bandel L. Carano	/s/ Gerald R. Gallagher Gerald R. Gallagher
/s/Edward F. Glassmeyer Edward F. Glassmeyer	/s/ Fredric W. Harman Fredric W. Harman
/s/Ann H. Lamont Ann H. Lamont	/s/Grace A. Ames Grace A. Ames
/s/Iftikar A. Ahmed Iftikar A. Ahmed	/s/Warren B. Riley Warren B. Riley

EXHIBIT 99.4

Letter to the Board of the Directors of the Issuer, dated November 15, 2011.

November 15, 2011

Oak Investment Partners XII, L.P.

Gobi Fund, Inc.

Gobi Fund II, L.P.

Gobi Partners, Inc.

Board of Directors

VisionChina Media Inc.

1/F Block No. 7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People's Republic of China

Attention:

Liming Li, Chairman

William Decker, Director

Yanqing Liang, Director

Yunli Lou, Director

Kit Leong Low, Director

Xisong Tan, Director

Dear VisionChina Board of Directors:

As you know, we are each major shareholders of VisionChina, having received VISN shares as a result of VisionChina’s January 2010 acquisition of DMG.  We are gravely concerned about the future of this company and believe that the board of directors needs to make major changes both in its direction and management, including the replacement of Chairman Li.

It is our opinion that Chairman Li has consistently mismanaged the company in recent years.  For example:

•

In mid-2008, VisionChina bought six smaller advertising companies, structuring the deals based on “earnouts,” which resulted in an $89.1 million impairment write-down in July 2010.

•

After acquiring the DMG subway advertising business, VisionChina inexplicably fired most of the key sales team and failed to devote the resources needed to successfully operate that business, resulting in a botched post-merger integration.

•

Since Scott Chen’s resignation as CFO in August 2010, Mr. Li has not hired a CFO for a period that has now been 15 months.  There is no one else on the management team at

VisionChina who has enough professional experience to stand up and question these poor decisions.

•

Under Mr. Li’s stewardship, VisionChina’s share price has plummeted from $22.38 on August 1, 2008 to $1.52 on November 11, 2011,.

Our own direct experience with Mr. Li since the DMG acquisition provides further insight into how badly VisionChina is being run today.

As you know, our companies, Oak Investment Partners and Gobi Partners (Oak and Gobi), sued VisionChina for willfully reneging on the first of two $30 million payments (after making its initial $100 million payment) in connection with VisionChina’s $160 million acquisition of Digital Media Group Company Limited (DMG) in 2009. VisionChina filed a lawsuit against for fraud and sought to defend against Oak and Gobi’s affirmative claims for payment based on the same purported fraud.  (It is our belief that from the start, Mr. Li’s goal has been to simply avoid or delay paying the additional $60 million in purchase price he agreed to pay the DMG shareholders at the time of the acquisition.)

On November 4th,  after 11 months’ time, the New York State Supreme Court dismissed all fraud charges against Oak and Gobi, writing:  “… it is plain that Visonchina is not able to maintain a viable cause of action for fraud (against Oak and Gobi).”  We believe this ruling validates our assertion that VisionChina’s lawsuit was of no benefit to the company or its shareholders. To the contrary, we believe the facts will show that VisionChina’s lawsuit resulted in vast amounts of wasted time, energy and money that VisionChina management should have been spending to build the business.

The court also granted the DMG shareholders’ motion to attach $30 million of VisionChina’s assets because we “have demonstrated that it is more likely than not [the DMG shareholders] will succeed on the merit of [their] claims.”  The final $30 million payment is due on November 16, 2011, and assuming VisionChina fails to pay that as well, we will ask the court to expand the attachment of Vision China’s assets to include that amount.  Our total damages exceed $90 million and we intend to ask the court for an award consistent with that figure.

We want to be clear:  our request that the Board replace Chairman Li is not being made because we are angry that he failed to honor the Company’s agreement with us with respect to its acquisition of DMG or, because we believe he filed what has been shown to be a frivolous lawsuit against our companies. Rather it is being made because as shareholders, we believe mismanagement of the company, as detailed above, has become endemic to the Company under his leadership.  Mr. Li’s actions with respect to the DMG acquisition are but one example.

We strongly believe that VisionChina has a very solid core business with a terrific foundation in the key Tier-1 Chinese subway and bus-based advertising markets upon which to build an exciting high-growth business.  That’s the vision for the combined company we believed in when we agreed to sell DMG to VisionChina several years ago and to take a substantial amount of VisionChina stock as part of the purchase consideration.  That vision has gone largely unrealized in the last two years because of VisionChina’s inability to execute on that vision, even during this time of robust growth in the China advertising market.  Right now, it is manifestly obvious that the market no longer believes in Mr. Li’s leadership of this company – the VISN stock price is trading, and has been trading for many months, at a level so low compared to its revenues that it clearly shows that investors have all but given up on this management team.

It is now time for the VisionChina board to step up and find new management for this company, starting with Chairman Li.  We as shareholders of VisionChina believe that you must exercise your fiduciary duties as a board of directors to prevent the company and its shareholders from suffering further damage.

We look forward to hearing from you soon.

Sincerely,

/s/ Ren Riley

/s/ Thomas G. Tsao

Ren Riley

Thomas G. Tsao

Oak Investment Partners XII, L.P.

Gobi Partners, Inc.